Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

November 24, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

Separate Account VA B

Form N-4 Registration Statements (File No. 333-233839)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on November 24, 2021, with respect to the above-referenced filing for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica I-Share II Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica I-Share II Variable Annuity Prospectus

1.	Page 27 with respect to the deduction of an advisory fee.

a.	Please include disclosure explaining the basis upon which the fee is calculated, for example as a percentage of policy value.

Response: Disclosure has been revised.

II.	Transamerica I-Share II Variable Annuity Initial Summary Prospectus

1.	Page 9 in the Fee Table introductory language - Introductory language added to the Prospectus was not carried over to the ISP. Please use this same language in the ISP.

Response: Disclosure has been revised. Please see attached.

2.	Fee and expense table under Base Contract Expenses. Please remove the separate M&E&A percentages and revise to show only the total expense.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

November 24, 2021

Response: Disclosure has been revised. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/Brian Stallworth

Brian Stallworth

Assistant General Counsel